SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 9)

Ener1, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29267A203
(CUSIP Number)

Anthony Castano
Ener1 Group, Inc.
1540 Broadway, Suite 40D
New York, New York  10036
(212) 920-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29267A203
(1) Names of reporting person: Boris Zingarevich
(2) Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions):
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or place of organization: Russia
Number of Shares Beneficially Owned by each reporting person with:	(7) Sole Voting Power: -0-
(8) Shared Voting Power: 104,376,280(1)(2)
(9) Sole Dispositive Power: -0-
(10) Shared Dispositive Power: 104,376,280(1)(2)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 104,376,280(1)(2)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 47.3%(3)
(14) Type of Reporting Person: IN

CUSIP No. 29267A203
(1) Names of reporting person: Ener1 Group, Inc.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions):
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or place of organization: Florida
Number of Shares Beneficially Owned by each reporting person with:	(7) Sole Voting Power: -0-
(8) Shared Voting Power: 89,564,508(1)
(9) Sole Dispositive Power: -0-
(10) Shared Dispositive Power: 89,564,508(1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 89,564,508(1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 42.0%(3)
(14) Type of Reporting Person: CO

CUSIP No. 29267A203
(1) Names of reporting person: Bzinfin S.A.
(2) Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions):
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or place of organization: British Virgin Islands
Number of Shares Beneficially Owned by each reporting person with:	(7) Sole Voting Power: -0-
(8) Shared Voting Power: 104,376,280(2)
(9) Sole Dispositive Power: -0-
(10) Shared Dispositive Power: 104,376,280(2)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 104,376,280(2)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13) Percent of Class Represented by Amount in Row (11): 47.3%(3)
(14) Type of Reporting Person: CO

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) is filed by (i) Boris Zingarevich (“BZ”), (ii)  Ener1 Group, Inc. (“Ener1 Group”) and (iii) Bzinfin S.A. (“Bzinfin” and together with BZ and Ener1 Group, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Ener1, Inc., a Florida corporation (the “Company”).  This Amendment No. 9 amends and supplements Amendment No. 1 to Schedule 13D dated January 3, 2002 filed by the Reporting Persons (which amended and superseded in its entirety the Schedule 13D dated January 3, 2002 filed by the Reporting Persons), as amended by Amendment No. 2 to Schedule 13D dated March 15, 2002 filed by the Reporting Persons, as amended by Amendment No. 3 to Schedule 13D dated September 6, 2002 filed by the Reporting Persons, as amended by Amendment No. 4 to Schedule 13D dated August 3, 2010 filed by the Reporting Persons, as amended by Amendment No. 5 to Schedule 13D dated October 1, 2010 filed by the Reporting Persons, as amended by Amendment No. 6 to Schedule 13D dated February 8, 2011 filed by the Reporting Persons, as amended by Amendment No. 7 to Schedule 13D dated June 29 , 2011 filed by the Reporting Persons and as amended by Amendment No. 8 to Schedule 13D dated September 12, 2011 filed by the Reporting Persons (as amended, the “Statement”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 9.  All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 18, 2010, a copy of which has been filed as Exhibit 99.1 to the Statement, and which is incorporated herein by reference.

Items 4, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following information:

 As reported in Item 6 hereof, the Company has granted Bzinfin a right of first offer under the Loan Agreement (as defined in Item 6 hereof) to provide the Company with a debtor-in-possession credit facility on the terms and subject to the conditions set forth in the Loan Agreement in the event the Company commences a voluntary pre-negotiated or pre-packaged case under chapter 11 of the United States Code.  If such right of first offer becomes effective and Bzinfin exercises it in accordance with the Loan Agreement one or more of the Reporting Persons may in connection therewith formulate a plan or proposal which could result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as to paragraphs (a) and (b):

(a)           (1)           BZ
Number of shares:  104,376,280(1)(2)
Percentage of shares:  47.3%(3)

(2)           Ener1 Group
Number of shares:  89,564,508(1)
Percentage of shares:  42.0%(3)

(3)           Bzinfin
Number of shares:  104,376,280(2)
Percentage of shares:  47.3%(3)

(b)           (1)           BZ
Sole power to vote or direct the vote:  -0-
Shared power to vote or direct the vote:  104,376,280 (1)(2)
Sole power to dispose or to direct the disposition:  -0-
Shared power to dispose or direct the disposition: 104,376,280 (1)(2)

(2)           Ener1 Group
Sole power to vote or direct the vote:  -0-
Shared power to vote or direct the vote:  89,564,508 (1)
Sole power to dispose or to direct the disposition:  -0-
Shared power to dispose or direct the disposition:  89,564,508 (1)

(3)           Bzinfin
Sole power to vote or direct the vote:  -0-
Shared power to vote or direct the vote: 104,376,280 (1)(2)
Sole power to dispose or to direct the disposition:  -0-
Shared power to dispose or direct the disposition: 104,376,280 (1)(2)

The Reporting Persons’ beneficial ownership in paragraphs (a) and (b) of this Item 5 is hereby amended to reflect the following since filing Amendment No. 8 to the Statement on September 20, 2011: (x) the expiration of derivative securities previously held by Ener1 Group that were exercisable into 1,085,715 shares of Common Stock and (y) the increase in the number of outstanding shares of Common Stock as of September 30, 2011.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended to add the following information:

On November 16, 2011, the Company, as borrower, entered into a $4,500,000 Loan Agreement (the “Loan Agreement”) with Bzinfin, as agent, and certain investment funds managed by Goldman Sachs Asset Management, L.P. and Bzinfin, as lenders.  The Loan Agreement provides for a $4,500,000 term loan, which the Company borrowed in full at closing on November 16, 2011.  The term loan, which matures December 23, 2011, bears interest at LIBOR plus seven percent per annum.  The Company’s obligations under the Loan Agreement are secured by all of the present and future assets of the Company, subject to certain exceptions, and guaranteed by certain of its  subsidiaries, which have secured their guarantees with pledges of certain of their assets.

The Loan Agreement contains certain customary representations and warranties, as well as affirmative and negative covenants.  The Loan Agreement is also subject to customary events of default.  If an event of default arises from certain events of bankruptcy or insolvency, the obligations imposed under the Loan Agreement shall immediately terminate and all remaining principal and accrued and unpaid interest thereon shall become immediately due and payable without further action or notice.

The Company may use the proceeds from borrowings under the Loan Agreement for general working capital and operational expenses of the Company and such guarantor subsidiaries.

In connection with the Loan Agreement, Bzinfin agreed to temporarily forbear from exercising any remedies with respect to existing breaches of the LOC Agreement (as amended by the LOC Amendment).

Reference is made to the Company’s Current Report on Form 8-K dated November 16, 2011, as filed with the Securities and Exchange Commission on November 22, 2011, for more information regarding the Loan Agreement and related Company matters.

The foregoing description of the Loan Agreement does not purport to be complete and is qualified in its entirety by the full text of the Loan Agreement, a copy of which is listed and incorporated by reference as Exhibits 99.63 hereto,  and is incorporated herein by reference.

Item 7.Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following information:

Exhibit 99.63
Loan Agreement, dated November 16, 2011, by and among Ener1, Inc. and Bzinfin S.A., Liberty Harbor Special Investments, LLC and Goldman Sachs Palmetto State Credit Fund, L.P. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated November 16, 2011 and filed with the Securities and Exchange Commission on November 22, 2011)

__________________________
Footnotes:

(1)
Ener1 Group’s ownership consists of: (i) 70,654,430 shares of Common Stock and (ii) 18,910,078 shares of Common stock underlying presently exercisable derivative securities issued by the Company to Ener1 Group.

(2)
Bzinfin’s ownership consists of: (i) 10,053,209 shares of Common Stock and (ii) 4,758,563 shares of Common Stock underlying presently exercisable derivative securities issued by the Company to Bzinfin.  In addition to such foregoing shares of Common Stock, Bzinfin may be deemed to beneficially own the 89,564,508 shares of Common Stock owned by Ener1 Group as reported in above Footnote 1 by reason of owning and controlling Ener1 Group.   As reported in the Statement, Bzinfin has the right to purchase from Ener1 Group up to 72,204,919 of such  89,564,508 shares of Common Stock, as the 72,204,919  shares underlie presently exercisable derivative securities issued by Ener1 Group to Bzinfin. However, in order to avoid duplicity, these 72,204,919 shares of Common Stock are not included within Bzinfin’s ownership stated in the first sentence of this Footnote 2.

(3)
Based on 196,921,499 outstanding shares of Common Stock as of September 30, 2011.  The beneficial ownership percentages were calculated on an “as-exercised” and “as-converted” basis for derivative securities that are presently exercisable or exercisable within 60 days of the date hereof in accordance with Rule 13d-3(d)(1) of the Exchange Act.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BORIS ZINGAREVICH

Date: November 22, 2011	By:	/s/ Boris Zingarevich

ENER1 GROUP, INC.

Date: November 22, 2011	By:	/s/ Anthony Castano
Anthony Castano
Chief Financial Officer

BZINFIN S.A.

Date: November 22, 2011	By:	/s/ Patrick T. Bittel
Patrick T. Bittel,
Attorney-in-Fact